SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 BROADWAY, NEW YORK NY 10006
TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFF.COM

January 17, 2007

BY EDGAR AND
FACSIMILE TRANSMISSION 202-772-9369
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:   Brigitte Lippmann, Esq.
     Mail Stop 7010

Re:	Cryoport, Inc. (the “Company”)
Registration Statement on Form SB-2
File No. 333-147300 (the “Registration Statement”)

Dear Ms. Lippmann:

On behalf of the Company, we are hereby enclosing two copies of Amendment No. 2 to the Company’s registration statement on Form SB-2 (the “Registration Statement”) that was filed on November 9, 2007.

By letter dated January 14, 2008, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on amendment no. 1 to the Registration Statement. Following are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment.

General

1. We note your response to comment 9 in our letter dated December 9, 2007. Please disclose whether any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have any existing short position in the company’s stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

The Company has added disclosure in accordance with the Staff’s comment. See page ___ of the Registration Statement.

Exhibit 5.1 — Legal Opinion

2. As previously requested, please delete the language “under the laws of the State of Nevada” in the penultimate paragraph since it implies that the shares will only be fully paid and non-assessable in Nevada.

A revised legal opinion has been included as Exhibit 5.1.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

/s/ Louis A. Brilleman